SEI Investments Distribution Co.

Statement of Financial Condition
December 31, 2022



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors
SEI Investments Distribution Co.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Philadelphia, Pennsylvania
February 21, 2023

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2022

(in thousands of dollars, except share data)

Assets

Cash and cash equivalents	$	204
Cash segregated in compliance with federal and other regulations		101
Securities owned, at fair value		35,167
Deposits with clearing organizations		450
Receivable from customers, net of allowance for doubtful accounts of $41		1,478
Receivable from affiliate		175
Fees receivable from affiliated funds		7,001
Fees receivable from non-affiliated funds		2,512
Receivables from clearing organizations		1,521
Tax receivable		102
Deferred income tax asset		693
Other assets		594
Total assets		49,998

Liabilities and Shareholder's Equity

Payable to customers	19
Payable to clearing organizations	228
Distribution fees payable	3,110
Payable to parent	3,087
Payable to affiliates	4,746
Accrued soft dollars	5,344
Other liabilities	624
Total liabilities	17,158

Shareholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Capital in excess of par value		20,309
Retained earnings		12,530
Total shareholder's equity		32,840
Total liabilities and shareholder's equity	$	49,998

The accompanying notes are an integral part of this financial statement.

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2022

(in thousands of dollars)

1.   **Organization and Nature of Business**

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2.   **Summary of Significant Accounting Policies**

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition
SIDCO earns commissions on securities transactions executed on behalf of its clients. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

In addition, the Company earns revenue from distribution and shareholder servicing services. The fees are allocated for each distinct performance obligation and revenue is recognized when, or as, the Company satisfies its promises. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. SIDCO generally outsources the fulfillment of these distribution and shareholder servicing to other entities. The majority of these distribution and shareholder servicing are performed by SEI Private Trust Company (SPTC), a wholly owned subsidiary of SEI (See Note 4), while others are performed by unrelated third parties. Depending on the terms and conditions of these various arrangements, the revenues related to these services are either recorded on a gross or net basis.

Cash and Cash Equivalents
The Company considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated in Compliance with Federal and Other Regulations
SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $101 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

(in thousands of dollars)

Securities Transactions
To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2022, SIDCO has recorded no liabilities with regard to this potential obligation. During 2022, SIDCO paid no amounts to the clearing brokers related to these guarantees.

Fair Value of Assets and Liabilities
The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's receivables and payables are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

 The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of U.S. government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

(in thousands of dollars)

Proprietary Transactions

Securities owned consist of SEI-sponsored money market mutual funds that are quoted daily and U.S. government agency securities and that are recorded at fair value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities owned include $3,113 at December 31, 2022 invested in SEI-sponsored money market mutual funds and are considered Level 1 assets.

U.S. Government Agency Securities

All of the Company's investments in U.S. government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment and are considered Level 2 assets.

Allowance for Doubtful Accounts

SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $41 at December 31, 2022.

Accrued Soft Dollars

SIDCO offers soft dollar program services to its clients where SIDCO provides brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the statement of financial condition include $5,344 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

3.   **Income Taxes**

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine the current provision for income taxes and deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

(in thousands of dollars)

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense.

At December 31, 2022, SIDCO has net deferred income tax assets of 693 At December 31, 2022, SIDCO has a state net operating loss carryforward of $0 which, if not utilized, will expire in the years 2021-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$	(348)
Book/tax difference of recorded assets		48
Revenue recognized in different periods		175
Stock based compensation expense		(584)
Federal income effect of state tax		16
Net deferred tax asset	$	(693)

The Company did not have any unrecognized tax benefit as of December 31, 2022.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will accrue and pay to SEI a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

4.   **Related Party Transactions**

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the accompanying financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $7,001 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its shareholder services provided to Class A and F shares. The payable of $4,583 to SPTC for shareholder servicing fees is included in Payable to affiliates on the accompanying Statement of Financial Condition.

Certain clients of SIDCO use soft dollars to pay for research provided by an affiliate, SEI Global Services Inc. (SGS). The payable of $163 to SGS is included Payable to affiliates on the accompanying Statement of Financial Condition.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, employee benefits and other general and administrative expenses.

(in thousands of dollars)

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $6,500 dividend to SEI on January 20, 2022, a $6,500 dividend on April 21, 2022, a $6,000 dividend on July 20, 2022 and a $6,000 dividend on November 2, 2022.

5.   Share Based Compensation

SIDCO employees are eligible to participate in the equity compensation plan administered by SEI. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to SEI's financial performance and are established at the time of grant. The attainment of the performance vesting targets are measured annually on December 31. Stock options vest at a rate of 50 percent when a specified target is achieved, and the remaining 50 percent when a second, higher-specified target is achieved. Options do not vest due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 and thereafter include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. The amount of stock based compensation expense recognized in the period is based upon management's estimate of when the financial vesting targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. SEI uses a combination of historical and implied volatility.

The weighted average fair value of SEI's stock options granted during 2022 were $18.01 using the following assumptions:

Expected term (in years)	5.84
Expected volatility	27.79 %
Expected dividend yield	1.40 %
Risk-free interest rate	3.83 %

This table presents certain information relating to SEI's stock option plans for 2022:

(in thousands of dollars)

	Number of Shares		Weighted Average Price
Balance as of January 1, 2022	88,000	$	50.77
Granted	1,200		61.81
Exercised	(18,500)		38.00
Expired or canceled	(12,000)		59.03
Balance as of December 31, 2022	58,700	$	53.34
Exercisable as of December 31, 2022	39,250	$	50.00

The expiration dates for options at December 31, 2022 range from December 10, 2023 to December 5, 2032 with a weighted average remaining contractual life of options outstanding is 5.4. years.

This table summarizes information relating to all options outstanding at December 31, 2022:

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

6. **Net Capital Requirements**

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2022, SIDCO had net capital of $21,947, which exceeded its minimum requirement by $21,697.

7. **Concentration of business risk**

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted   on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to credit risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned a significant amount of its brokerage commissions through one broker. As of December 31, 2022, $1,148 is included in Receivables from clearing organizations and $250 in Deposits on the accompanying Statement of Financial Condition.

8. **Risks and Uncertainties**

In December 2019, a novel strain of coronavirus (COVID-19) was identified in Wuhan, China. COVID-19 quickly spread globally, leading the World Health Organization to declare the COVID-19

(in thousands of dollars)

virus outbreak a global pandemic in March 2020. Since that time, governmental authorities have implemented numerous and varying measures to stall the spread and ameliorate the impact of COVID-19.

In March 2020, the Company executed upon its business resiliency and contingency plans. To date, the Company's remote capabilities have proven to be effective during the disruption caused by the COVID-19 pandemic with almost the entire workforce working remotely, with only a very limited number of on-site activities in operational offices continuing to be performed.

While the Company have developed and implemented and continue to develop and implement health and safety protocols, business continuity plans and crisis management protocols designed to mitigate the potentially negative impact of COVID-19 to the Company's employees and business, the extent of the impact of the pandemic on the Company's business and financial results will continue to depend on numerous evolving factors that the Company are not able to accurately predict and which will vary by market, including the duration and scope of the pandemic, the effectiveness of vaccinations, the implications arising out of the emerging and potentially yet to be identified variants of COVID-19, global economic conditions during and after the pandemic, governmental actions that have been taken, or may be taken in the future, in response to the pandemic, the extent that critical public and private infrastructure functions upon which the Company rely are suspended and changes in investor and consumer behavior in response to the pandemic. The resulting market conditions may adversely affect the Company's revenues and earnings.

9.   **Subsequent Events**

The Company performed an evaluation of subsequent events through February 22, 2023, which is the date the financial statements were made available to be issued.

SIDCO paid a $4,500 dividend to SEI on January 13, 2023.

During this period there have been no other material subsequent events that would require recognition or disclosure.